1 File No. 70-9911

United States

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 3

to

Form U-1

Application/Declaration

Under the

Public Utility Holding Company Act of 1935

AGL Resources Inc. 817 West Peachtree Street, N.W. Atlanta, Georgia 30308	Virginia Natural Gas, Inc. 5100 East Virginia Beach Blvd Norfolk, Virginia 23502

(Names of companies filing this statement

and addresses of principal executive offices)

AGL Resources Inc.

(Name of top registered holding company)

Richard T. O'Brien	Henry P. Linginfelter
Executive Vice President and Chief	President
Financial Officer	Virginia Natural Gas, Inc.
AGL Resources Inc.	5100 East Virginia Beach Blvd
817 West Peachtree Street, N.W.	Norfolk, Virginia 23502
Atlanta, Georgia 30308	Telephone: (757) 466-5502
Telephone: (404) 584-3410	Facsimile: (757) 466-5562
Facsimile: (404) 584-3419

(Names and addresses of agents for service)

The Commission is also requested to send copies

of any communication in connection with this matter to:

Markian M. W. Melnyk

LeBoeuf, Lamb, Greene & MacRae, L.L.P.

1875 Connecticut Ave., N.W.

Washington, D.C. 20009-5728

Telephone: (202) 986-8000

Facsimile: (202) 986-8102

This pre-effective Amendment No. 3 revises the Form U-1 Application - Declaration in this proceeding originally filed in File No. 70-9911 on July 16, 2001 and amended in Amendment No. 1 filed on November 9, 2001 and Amendment No. 2 filed on December 28, 2001.

Item 1. Description of the Proposed Transaction

  Introduction

  This Application-Declaration ("Application") seeks approvals relating to the proposed recapitalization of Virginia Natural Gas, Inc. ("VNG"), a Virginia corporation and gas public-utility subsidiary of AGL Resources Inc. ("AGL Resources"), a Georgia corporation and registered holding company under the Public Utility Holding Company Act of 1935 ( the "Act" or "1935 Act"). To effect the recapitalization, Applicants request authorization for VNG to repurchase its common stock from AGL Resources and for AGL Resources to sell that common stock to VNG. VNG will use the proceeds of certain debt financings exempt under Rule 52(a) under the Act to finance the share repurchase.

  Background

  By order dated October 5, 2000, the Commission authorized AGL Resources to acquire all of the outstanding common stock of VNG (the "Acquisition") and various financing and other transactions related to the establishment of the AGL Resources registered holding company system after the Acquisition (AGL Resources Inc., Holding Co. Act. Release No. 27243 (October 5, 2000) ("October Order")). All of the outstanding debt of VNG was repaid prior to the Acquisition and VNG has subsequently conducted minimal debt financing. Consequently, the current capital structure of VNG is predominantly equity. As of December 31, 2001, VNG's common stockholders' equity as a percentage of its total capitalization was 96%.

  The Acquisition was accounted for under the purchase method of accounting with the result that the retained earnings of VNG were eliminated and the excess of the purchase price and assumed liabilities over the value of VNG's assets were recorded on the books of VNG as goodwill. The absence of significant retained earnings makes it impractical for VNG to recapitalize through the payment of dividends to AGL Resources combined with concurrent borrowings.

  The Proposed Recapitalization

  Applicants propose to recapitalize VNG so that its capital structure includes more debt. VNG's target capital structure would include long-term debt, short-term debt and common equity within limits prescribed by the Virginia State Corporation Commission ("VSCC") but, as required by the October Order, in no event would VNG have less than 30% common stock equity in proportion to its total capitalization (where capitalization is defined as the total of common stock equity, preferred stock, long-term debt, current maturities of long-term debt, short-term debt and minority interests).

  To effect the recapitalization, Applicants request authorization for VNG to repurchase its common stock from AGL Resources and, to the extent required, authorization for AGL Resources to sell VNG's common stock to VNG. As of December 31, 2001, VNG had 10,000 shares of common stock authorized and 5,273 shares of common stock issued and outstanding. VNG's common stock has no par value. VNG proposes to repurchase up to 3,253 shares at a price of $100,853 per share to effect the recapitalization. The repurchase price was calculated based on the book value of VNG's common stock equity as of December 31, 2001 ($531.8 million) divided by the common stock issued and outstanding as of the same date (5,273 shares). It is expected that VNG will obtain the funds necessary to repurchase its shares from cash balances and the proceeds of debt issuances to AGL Resources. Based on a price per share of $100,853 and the maximum proposed share repurchase (3,253), VNG would require approximately $328 million to fund the repurchase.

  All securities issuances by VNG are subject to the approval of the VSCC and would be issued under appropriate VSCC orders. By order dated September 25, 2000, the VSCC authorized VNG to issue short and long-term debt and common stock for various corporate purposes, including a recapitalization. VSCC Order Granting Authority, Case No. PUF 000025, (September 25, 2000). This authorization expired August 31, 2001. See Exhibit C-1. The VSCC subsequently superceded the September 25, 2000 order in an order dated August 29, 2001, that authorized VNG to issue long-term debt in an amount not to exceed $250.0 million to AGL Resources and to issue up to $100.0 million in short-term debt through participation in the AGL Resources money pool, in both cases through September 30, 2002. VSCC Order Granting Authority, Case No. PUF 010019, (August 29, 2001). See Exhibit C-2. In addition, as of December 31, 2001, VNG had cash and cash equivalents of $0.3 million. Accordingly, the aggregate of the available cash and financing authorization ($350.3 million) should be adequate to finance the share repurchase. VNG intends to rely on the exemption provided in Rule 52(a) under the Act in connection with any securities issuances that will in whole or part fund its common stock repurchase.

  Shares repurchased will initially be held as treasury stock and, if authorized by VNG's board of directors, some or all of the repurchased shared may be cancelled, from time to time. The share repurchase will increase the debt recorded on VNG's balance sheet and reduce its capital and capital surplus accounts.

  Applicants propose to complete the recapitalization within 180 days of the receipt of an order authorizing the Application. AGL Resources has a corporate credit rating from Standard & Poor's of A-. AGL Resources' Commercial Paper Program, issued through AGL Capital Corporation and guaranteed by AGL Resources, has a rating from Standard & Poor's of A-2; a rating from Moody's of P-2; and a rating by Fitch of F-2. AGL Resources' Senior Unsecured Debt, issued by AGL Capital Corporation in February 2001 and guaranteed by AGL Resources, has a rating from Standard & Poor's of BBB+; a rating from Moody's of Baa1; and a rating by Fitch of BBB+. Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1,2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-2 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3. Prime-1 and Prime-2 are investment grade. Fitch Ratings of AAA - BBB denote investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. VNG is not rated.

  Rule 54 Analysis

In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, Rule 54 states that the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company if Rules 53(a), (b) and (c) are satisfied.

AGL Resources has no direct or indirect interests in EWGs or FUCOs. Consequently, Rule 53(a) is satisfied and Rules 53(b) are inapplicable.

Item 2. Fees, Commissions and Expenses

AGLR has incurred expenses for certain services in connection with the preparation of this filing estimated as follows:

Services of AGL Services Company in connection with the preparation of the Application-Declaration	$4,000
Services of LeBoeuf, Lamb, Greene & MacRae, L.L.P.	$8,000
Total	$12,000

AGL Services Company is a wholly owned subsidiary of AGLR and has performed certain services at cost as set forth above.

Item 3. Applicable Statutory Provisions

  Applicable Provisions

  The proposed transactions are subject to Sections 12(c) and 12(d) of the Act and Rules 42, 43(a) and 44(a).

  Legal Analysis

Section 12(c) of the Act makes it unlawful, for any registered holding company or subsidiary company thereof:

"to declare or pay any dividend on any security of such company or to acquire, retire, or redeem any security of such company, in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding company systems, to safeguard the working capital of public utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder."

Section 12(d) of the Act and Rules 43(a) and 44(a) restrict a registered holding company from selling any security that it owns of any public utility company except pursuant to a declaration that the Commission has permitted to become effective. Under Section 12(d) the Commission may examine the consideration to be received for the sale, the maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters.

VNG's proposed recapitalization and the repurchase of its common stock from AGL Resources is appropriate under Section 12(c) and consistent with the Act. VNG will remain soundly capitalized after the recapitalization because VNG will continue to have a capital structure that includes at least 30% common equity. In addition, VNG's working capital will not change significantly by the recapitalization. The repurchase of VNG's equity from AGL Resources is expected to be funded principally by debt issued by VNG to AGL Resources. To the extent VNG issues debt to AGL Resources to fund the recapitalization, AGL Resources' consolidated capital structure should not change since the intercompany debt is eliminated in consolidation.

Consequently, one form of capital is merely replacing another form of capital and VNG's overall working capital resources should remain constant.

The Commission has previously authorized utilities to repurchase their common stock in similar circumstances. See Northeast Utilities, Holding Co. Act Release No. 27250 (October 13, 2000). In the Northeast matter, a merger accounted for under the purchase method of accounting left the acquired holding company and its utility subsidiary with no retained earnings. The Commission granted the companies authorization to repurchase their common stock from their respective parent companies out of capital or unearned surplus. See also Northeast Utilities, Holding Co. Act Release No. 27091 (October 19, 1999) (authorizing share repurchases in connection with industry restructuring and asset divestiture where capital needs of repurchasing companies were expected to diminish). Accordingly, for the reasons states above, Applicants believe that the proposed transactions are in the public interest and in the interest of investors and consumers and should be authorized under the Act.

Item 4. Regulatory Approvals
  State Regulation

  The VSCC has jurisdiction over all issuances of securities by VNG and the VSCC must approve the issuance and sale of securities by VNG to fund the repurchase of common stock. VNG received the VSCC's authority to issue securities for the proposed recapitalization by order dated August 29, 2001. See Exhibit C-2. No other state regulatory commission approval is required.

  Federal Regulation

The proposed recapitalization is not subject to any federal regulatory approval, other than the approval of this Commission.

Item 5. Procedure

Applicants respectfully request that the Commission issue this Application - Declaration to become effective forthwith.

AGL Resources waives a recommended decision by a hearing or other responsible officer of the Commission for approval of the Acquisition and consents to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

Exhibits

A-1 Articles of Incorporation of VNG filed herewith.

A-2 By-Laws of VNG filed herewith.

C-1 Order of the Virginia State Corporation Commission dated September 25, 2000 (previously filed).

C-2 Order of the Virginia State Corporation Commission dated August 29, 2001 (previously filed).

E-1 Opinion of Counsel (previously filed).

E-2 Past tense opinion of counsel (to be filed by amendment).

I-1 Form of Notice (previously filed).

Financial Statements

FS-1 AGL Resources Corporate and Consolidated Financial Statements as of and for the year ended September 30, 2001 and the three months ended December 31, 2001, incorporated by reference to SEC File Number 001-14174, filed on December 18, 2001 on Form 10-K405 and Form 10-Q filed on January 28, 2002.

FS-2 VNG Financial Statements as of and for the year ended September 30, 2000 and as of and for the six months ended March 31, 2001 (previously filed).

FS-3 Capitalization Historical and Pro Forma of VNG as of December 31, 2001 (filed herewith).

FS-4 VNG Financial Statements as of and for the year ended September 30, 2001 (previously filed).

FS-5 VNG Financial Statements as of and for the three months ended December 31, 2001 (filed herewith).

Item 7. Information as to Environmental Effects.

The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(c) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: March 15, 2002	/s/ Richard T. O'Brien
Richard T. O'Brien
Senior Vice President and Chief
Financial Officer
AGL Resources Inc.

Date: March 15, 2002	/s/ Henry P. Linginfelter
Henry P. Linginfelter
President
Virginia Natural Gas, Inc.

Exhibit Index

Exhibits

A-1 Articles of Incorporation of VNG.

A-2 By-laws of VNG.

FS-3 Capitalization Historical and Pro Forma of VNG as of December 31, 2001.

FS-5 VNG Financial Statements as of and for the three months ended December 31, 2001.